EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors of INOVA Geophysical Equipment Limited

We have audited the accompanying consolidated balance sheets of INOVA Geophysical Equipment Limited and subsidiaries at December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and owners’ equity and comprehensive loss for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INOVA Geophysical Equipment Limited and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants

Calgary, Alberta

March 21, 2012

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$23,504	$10,329
Accounts receivable from third parties, net	19,122	16,177
Accounts receivable from related parties	16,406	16,477
Notes receivable	—	6,671
Inventories	64,287	74,487
Prepaid expenses and other current assets	5,505	5,300

Total current assets	128,824	129,441
Property, plant and equipment, net	15,522	19,020
Seismic rental equipment, net	31,578	42,146
Goodwill	25,335	25,148
Intangible assets, net	31,943	35,100
Other assets	2,646	—

Total assets	$235,848	$250,855

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$4,485	$4,019
Accounts payable to third parties	17,184	10,635
Accrued expenses	14,478	13,421
Accounts payable to related parties	4,149	4,618
Lease inducements	408	—
Deferred revenue (related party 2011—$12,180; 2010—$NIL)	16,217	2,313

Total current liabilities	56,921	35,006
Lease inducements	2,059	—
Long term debt, net of current maturities (related party 2011—$13,000; 2010—$10,000)	21,658	23,164
Related party loan guarantee	1,000	1,000

Total liabilities	81,638	59,170

Commitments and contingencies

Owners’ equity:
Owners’ investment	241,810	241,810
Accumulated deficit	(88,742)	(51,107)
Accumulated other comprehensive income	1,142	982

Total owners’ equity	154,210	191,685

Total liabilities and owners’ equity	$235,848	$250,855

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,	Period from March 26, 2010 to December 31,
	2011	2010
Revenues from third parties	$94,285	$70,164
Revenues from related parties	57,908	22,924

Net revenues	152,193	93,088

Cost of sales (including excess and obsolete inventory charge of 2011—$13,282; 2010—$20,238)	143,679	103,516

Gross profit (loss)	8,514	(10,428)

Operating expenses:
Research, development and engineering	16,669	17,178
Marketing and sales	8,186	7,062
General and administrative	12,321	11,012
Costs charged by a related party	3,455	2,492
Costs incurred by a related party for the benefit of INOVA	—	510

Total operating expenses	40,631	38,254

Loss from operations	(32,117)	(48,682)
Interest expense, net	2,118	2,126
Foreign exchange gains (losses) and other income (losses)	(1,737)	1,170

Loss before income taxes	(35,972)	(49,638)
Income tax expense	1,663	1,469

Net loss	$(37,635)	$(51,107)

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,	Period from March 26, 2010 to December 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(37,635)	$(51,107)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,660	20,608
Excess and obsolete inventory expense	13,282	20,238
Bad debt expense	1,273	629
Amortization of debt premium	(479)	(397)
Amortization of lease inducements	272	—
Costs incurred by a related party for the benefit of INOVA	—	510
Profits on sale of property, plant, equipment and seismic rental equipment	(8,721)	(9,308)
Purchase of seismic rental equipment	(1,139)	(710)
Proceeds from sale of seismic rental equipment	19,791	17,819
Change in operating assets and liabilities:
Accounts and notes receivable	1,947	3,090
Inventories	(13,595)	16,670
Accounts payable and accrued expenses	7,926	(7,150)
Deferred revenue excluding related party amounts	1,777	(304)
Due to/from related parties including related party deferred revenues	11,784	(11,860)
Other assets and liabilities	(1,903)	(3,137)

Net cash provided by (used in) operating activities	18,240	(4,409)

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,534)	(2,839)
Cash from acquired business	—	4,552

Net cash provided by (used in) investing activities	(5,534)	1,713

Cash flows from financing activities:
Borrowings under USD revolving credit facility	26,000	20,000
Repayments under USD revolving credit facility	(23,000)	(10,000)
Borrowings under RMB revolving credit facility	3,138	—
Repayments under RMB revolving credit facility	(3,138)	—
Borrowings from owners	—	11,500
Repayments to owners	—	(11,500)
Payments on secured equipment financing	(3,561)	(2,331)
Repayment of capital lease obligations	—	(2,369)

Net cash provided by (used in) financing activities	(561)	5,300

Effect of change in foreign currency exchange rates on cash and cash equivalents	1,030	1,460

Net increase in cash and cash equivalents	13,175	4,064
Cash and cash equivalents at beginning of period	10,329	6,265

Cash and cash equivalents at end of period	$23,504	$10,329

Non-cash items from investing and financing activities:
Net non-cash assets contributed by owners	$—	$226,371
INOVA assumption of BGP guarantee of ION debt	$—	$1,000
Costs incurred by BGP for the benefit of INOVA	$—	$510
Seismic rental equipment additions from inventory	$11,147	$14,606
Property, plant and equipment additions from prepaid expenses	$—	$1,180

Supplemental disclosure of cash flow information:
Interest paid, net	$1,481	$1,643
Income taxes paid (received), net	$1,295	$(199)

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY AND

COMPREHENSIVE LOSS

(In thousands)

	Owners’ Investment		Accumulated	Accumulated Other Comprehensive	Total Owners’
	BGP	ION	Deficit	Income	Equity
Balance at March 25, 2010	$11,377	$—	$—	$—	$11,377
Owners’ contributions	112,196	118,727	—	—	230,923
INOVA assumption of BGP guarantee of ION debt	(1,000)	—	—	—	(1,000)
BGP costs incurred for benefit of INOVA	510	—	—	—	510
Comprehensive loss:
Net loss	—	—	(51,107)	—	(51,107)
Translation adjustment	—	—	—	982	982

Total comprehensive loss					(50,125)

Balance at December 31, 2010	123,083	118,727	(51,107)	982	191,685
Comprehensive loss:
Net loss	—	—	(37,635)	—	(37,635)
Translation adjustment	—	—	—	160	160

Total comprehensive loss					(37,475)

Balance at December 31, 2011	$123,083	$118,727	$(88,742)	$1,142	$154,210

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

General Description and Principles of Consolidation

INOVA Geophysical Equipment Limited and its wholly owned subsidiaries offer products and services for land seismic data acquisition for the petroleum industry worldwide. The consolidated financial statements include the accounts of INOVA Geophysical Equipment Limited and its wholly-owned subsidiaries (collectively referred to as the “Company” or “INOVA”) and are in accordance with U.S. generally accepted accounting principles. Inter-company balances and transactions have been eliminated. Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes thereto to make them consistent with the current presentation format. Such reclassifications had no effect on net income, owners’ equity or cash flows.

INOVA was formed on March 25, 2010, and is 51% owned by BGP, Inc., China National Petroleum Corporation (“BGP”) and 49% owned by ION Geophysical Corporation (“ION”) and is governed by a 30 year renewable agreement. The Company is headquartered and incorporated in Beijing, China. The consolidated statements of operations, cash flows and owners’ equity and comprehensive loss reflect all net assets and operations contributed to INOVA by both BGP and ION as at December 31, 2011 and 2010 and for the year ended December 31, 2011 and for the period from March 26, 2010 to December 31, 2010.

Overview of Formation of INOVA

On March 24, 2010, BGP and ION entered into a Share Purchase Agreement (the “Share Purchase Agreement”), under which ION agreed to sell to BGP a 51% interest in an entity created by ION. Subsequently, ION contributed certain land seismic assets, liabilities and operations (the “ION Assets”) into this entity in exchange for cash consideration of $108.5 million and a 49% interest in a Chinese entity containing certain assets and operations being contributed by BGP (the “BGP Assets”). BGP and ION then contributed their respective interests in the entity containing the BGP Assets into the entity containing the ION Assets to form INOVA. These formation steps were completed on March 25, 2010.

The net assets contributed by BGP and ION included land seismic recording systems technologies, inventory, fixed assets, certain intellectual property rights and contract rights necessary to or principally used in the conduct or operation of the land equipment businesses as conducted or operated by BGP and ION, respectively, prior to closing. INOVA combines ION’s land seismic equipment business and related technologies with BGP’s expertise and experience in land seismic operations thereby creating a new enterprise with the resources, technologies and experience required to provide advanced products and services on a global basis.

For further discussion regarding accounting for the formation of INOVA and the assets and liabilities contributed by BGP and ION, see Note 2 “— INOVA Formation”.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made at discrete points in time based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Areas involving significant estimates include, but are not limited to, accounts receivable, notes receivable, inventory valuation, goodwill and intangible asset valuation, property, plant, equipment and seismic rental equipment valuation, deferred taxes and accrued warranty costs. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2011 and 2010, there was $1.5 million and $NIL million, respectively, of short-term restricted cash used to secure standby and commercial letters of credit, which is included within Other Assets.

Accounts and Notes Receivable

Accounts and notes receivable are recorded at cost, less the related allowance for doubtful accounts. The Company considers current information and events regarding the customers’ ability to repay their obligations, such as the length of time the receivable balance is outstanding, the customers’ credit worthiness and historical collection experience. The Company considers an account or note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. When a note receivable is considered impaired, the amount of the impairment is measured based on the present value of expected future cash flows or the fair value of collateral. Impairment losses (recoveries) are included in the allowance for doubtful accounts and notes through an increase (decrease) in general and administrative expense.

Notes receivable are generally collateralized by the products sold and bear interest at contractual rates of up to 11.5% per year. If a note receivable was deemed impaired, cash receipts would be applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income thereafter. The Company records interest income on notes receivable on the accrual basis of accounting. The Company does not accrue interest on impaired loans where collection of interest according to the contractual terms is considered doubtful. Among the factors the Company considers in making an evaluation of the collectability of interest are: (i) the status of the loan; (ii) the fair value of the underlying collateral; (iii) the financial condition of the borrower; and (iv) anticipated future events.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost of inventories include the cost of materials and component parts and labor and overhead costs related to the production of finished products. The Company provides reserves for estimated obsolescence or excess inventory equal to the difference between cost of inventory and its estimated market value based upon assumptions about future demand for the Company’s products and market conditions.

Property, Plant, Equipment and Seismic Rental Equipment

Property, plant, equipment and seismic rental equipment are stated at cost. Depreciation expense is provided on a straight-line basis over the following estimated useful lives:

Years
Machinery and equipment	3-10
Buildings and leasehold improvements	5-20
Furniture & fixtures	3-10
Seismic rental equipment	2-7
Leased equipment and other	3-5

Expenditures for renewals and betterments are capitalized; repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in operating expenses.

The Company evaluates the recoverability of long-lived assets, including property, plant, equipment and seismic rental equipment when indicators of impairment exist, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. Impairment in the carrying value of an asset held for use is recognized whenever anticipated future cash flows (undiscounted) from an asset (or group of assets) are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value. There were no impairment charges with respect to the Company’s property, plant, equipment and seismic rental equipment during 2011 or 2010.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts and notes receivables, accounts payable and long-term debt. Fair value estimates are made at discrete times based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The Company believes that the carrying amount of its cash and cash equivalents, non-related party accounts and notes receivable, and non-related party accounts payable approximate their fair values at those dates due to the highly liquid nature of these instruments. The fair market value of the Company’s outstanding non-related party long-term debt was determined to be $13.5 million at December 31, 2011 compared to a carrying value of $13.1 million. The difference in the carrying value and fair value of the Company’s outstanding non-related party long-term debt relates to secured equipment financing, the fair value for which was calculated using an estimated interest rate for unsecured debt (Level 2 input). The carrying value of the Company’s related party accounts receivable, accounts payable, deferred revenue, long term debt and loan guarantee are $16.4 million, $4.1 million, $12.2 million, $13.0 million and $1.0 million, respectively.

Goodwill and Other Intangible Assets

Goodwill is allocated to reporting units, which are either the operating segment or one reporting level below the operating segment. For purposes of performing the impairment test for goodwill as required by Accounting Standards Codification (“ASC”) 350 “Intangibles — Goodwill and Other,” (“ASC 350”) the Company established the following reporting units: Canada, U.S.A, and China. To determine the fair value of these reporting units, the Company primarily uses a discounted future returns valuation model, which includes a variety of level three inputs, supplemented by comparison analysis of relevant market participants. The key inputs to the model included an operational five-year forecast for the Company and the then current market discount factor.

The reporting units established by management represent the geographic locations from which the manufacture and sale and rental of separate and distinct land seismic technologies occurs. Specifically, the Canada reporting unit contains the Company’s ARIES land seismic system technology and related assets and operations; the U.S.A. reporting unit contains the Company’s Scorpion, Firefly and Hawk land seismic systems technologies and vibrator and vibrator related technologies and related assets and operations; and, the China reporting unit contains the land seismic technologies and related assets and operations contributed with the BGP Assets.

In accordance with ASC 350, the Company is required to evaluate the carrying value of its goodwill at least annually for impairment, or more frequently if facts and circumstances indicate that it is more likely than not impairment has occurred. The Company formally evaluates the carrying value of its goodwill for impairment as of September 30th for each of its reporting units. If the carrying value of a reporting unit of an entity that includes goodwill is determined to be more than the fair value of the reporting unit that includes goodwill, there exists the possibility of impairment of goodwill. Impairment of goodwill is measured in two steps by first allocating the fair value of the reporting unit to the net assets and liabilities including recorded and unrecorded other intangible assets to determine the implied carrying value of goodwill. The next step is to measure the difference between the carrying value of goodwill and the implied carrying value of goodwill, and, if the implied carrying value of goodwill is less than the carrying value of goodwill, an impairment loss is recorded equal to the difference. Refer to Note 7 “— Goodwill” for further discussion.

Intangible assets other than goodwill relate to patents and trademarks that are amortized over the estimated periods of benefit (ranging from 5 to 14 years). Costs to renew or extend these patents and trademarks are expensed as incurred. Following the guidance of ASC 360 “Accounting for the Impairment and Disposal of Long-Lived Assets,” the Company reviews the carrying values of these intangible assets for impairment if events or changes in the facts and circumstances indicate that their carrying value may not be recoverable. Any impairment determined is recorded in the current period and is measured by comparing the fair value of the related asset to its carrying value. Refer to Note 8 “— Intangible Assets” for further discussion.

Intangible assets amortized on a straight-line basis are:

Estimated Useful Life (Years)
Trademarks	8-14
Patents	5-14

Fair Value Measurements

INOVA Formation — As discussed in Note 2 “— INOVA Formation”, the formation of INOVA has been accounted for as an acquisition of the majority interest in INOVA by BGP wherein the Company performed a valuation to determine the fair value of the ION Assets (refer to “Overview of Formation of INOVA” above). This valuation was performed primarily using a discounted cash flow model, which included a variety of Level 3 inputs. The key inputs to the model included operational five-year forecasts and market discount factors.

Goodwill — In September 2011 and 2010, the Company performed its annual goodwill impairment test. This test was performed using a discounted cash flow model, which included a variety of Level 3 inputs. The key inputs for the model included the operational five-year forecast for the Company, the current market discount factor and the forecasted cash flows related to each reporting unit. The forecasted operational and cash flow amounts were determined using the current activity levels in the Company as well as the current and expected short-term market conditions. Refer to Note 7 “— Goodwill” for further discussion.

ION Loan Guarantee — Upon assumption by the Company of BGP’s guarantee of ION’s credit facility, the Company performed a valuation of the guarantee using Level 3 inputs. The fair value was estimated using weighted probabilities of payouts, which included a variety of inputs. The key inputs for the analysis included estimated payouts and respective probabilities of occurrence as determined by the contractual terms of the guarantee and an analysis of ION’s financial position. Refer to Note 11 “— Guarantee of ION Credit Facility” for further discussion.

Revenue Recognition

The Company derives revenue from the sale and rental of acquisition systems and other seismic equipment.

Sale of Acquisition Systems and Other Seismic Equipment — For the sales of acquisition systems and other seismic equipment, the Company follows the requirements of ASC 605-10 “Revenue Recognition” and recognizes revenue when (a) evidence of an arrangement exists; (b) the price to the customer is fixed and determinable; (c) collectability is reasonably assured; and (d) the acquisition system or other seismic equipment is delivered to the customer and risk of ownership has passed to the customer, or, in the limited case where a substantive customer-specified acceptance clause exists in the contract, the later of delivery or when the customer-specified acceptance is obtained.

Rental of Acquisition Systems and Other Seismic Equipment — The Company receives rental income from the rental of seismic equipment and other seismic equipment. These rentals are in the form of operating leases under which the lease terms range from a couple of days to several months. Rental revenue is recognized on a straight-line basis over the term of the operating lease.

Multiple-element Arrangements — When separate elements (such as an acquisition system and/or other seismic equipment) are contained in a single sales arrangement, or in related arrangements with the same customer, the Company follows the requirements of ASC 605-25 “Accounting for Multiple-Element Revenue Arrangement” (“ASC 605-25”). The multiple element arrangements guidance codified in ASC 605-25 was modified as a result of the final consensus reached in Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables.” The Company elected to early adopt this new guidance in 2010.

This guidance eliminated the residual method of allocation for multiple-deliverable revenue arrangements and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. Per the provisions of this guidance, the Company allocates arrangement consideration to each deliverable qualifying as a separate unit of accounting in an arrangement based on its relative selling price. The Company determines its selling price using vendor specific objective evidence (“VSOE”), if it exists, or otherwise third-party evidence (“TPE”). If neither VSOE nor TPE of selling price exists for a unit of accounting, the Company uses estimated selling price (“ESP”). The Company generally expects that it will not be able to establish TPE due to the nature of the markets in which the Company competes, and, as such, the Company typically will determine its selling price using VSOE or, if not available, ESP. VSOE is generally limited to the price charged when the same or similar product is sold on a standalone basis. If a product is seldom sold on a standalone basis, it is unlikely that the Company can determine VSOE for the product.

The objective of ESP is to determine the price at which the Company would transact if the product were sold by the Company on a standalone basis. The Company’s determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company will consider the anticipated margin on the particular deliverable, the selling price and profit margin for similar products and the Company’s ongoing pricing strategy and policies.

A typical arrangement might involve the sale of various products of the Company’s acquisition systems and other seismic equipment. Products under these arrangements are often delivered to the customer within the same period, but in certain situations, depending upon product availability and the customer’s delivery requirements, the products could be delivered to the customer at different times. In these situations, the Company considers its products to be separate units of accounting provided the delivered product has value to the customer on a standalone basis. The Company considers a deliverable to have standalone value if the product is sold separately by the Company or another vendor or could be resold by the customer. Further, the Company’s revenue arrangements generally do not include a general right of return relative to the delivered products.

Product Warranty — The Company generally warrants that its manufactured equipment will be free from defects in workmanship, materials and parts. Warranty periods generally range from six months to three years from the date of original purchase, depending on the product. The Company provides for estimated warranty as a charge to costs of sales at the time of sale.

Research, Development and Engineering

Research, development and engineering costs primarily relate to activities that are intended to improve the quality of the subsurface image and overall acquisition economics of the Company’s customers. The costs associated with these activities are expensed as incurred. These costs include prototype material and field testing expenses, along with the related salaries, facility costs, consulting fees, tools and equipment usage, and other miscellaneous expenses associated with these activities.

Government Research and Development Funding

The Company accounts for government grants in the period in which there is reasonable assurance that the conditions for receipt of such grants are met and that the grants will be received. Funding received during the year ended December 31, 2011 under the National Program is accounted for as a reduction of Research and Development expense. Refer to Note 17“— National Program Research and Development Funding” for further discussion.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company reserves for all of its net deferred tax assets and will continue to do so until there is sufficient evidence to warrant reversal. Refer to Note 12“— Income Taxes” for further discussion.

Comprehensive Net Loss

Comprehensive net loss, consisting of net loss and foreign currency translation adjustments is presented in the Consolidated Statements of Owners’ Equity and Comprehensive Loss. The balance in Accumulated Other Comprehensive Income as shown in the Consolidated Balance Sheets as at December 31, 2011 and 2010, consists of foreign currency translation adjustments.

Foreign Currency Gains and Losses

Management has determined that the Company’s functional currency is U.S. dollars. Assets and liabilities of the Company’s subsidiaries operating in a functional currency other than U.S. dollars have been translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Results of foreign operations have been translated using the average exchange rate during the periods of operation. Resulting translation adjustments have been recorded as a component of Accumulated Other Comprehensive Income. Foreign currency transaction gains and losses are included in the Consolidated Statement of Operations as they occur. Total foreign currency transaction losses were $1.6 million for the year ended December 31, 2011. Total foreign exchange gains were and $1.0 million for the period from March 26, 2010 to December 31, 2010.

Concentration of Credit and Foreign Sales Risks

Sales to BGP (a related party) and a third party customer represented approximately 38% and 12% of the Company’s consolidated net revenues for the year ended December 31, 2011, respectively. Sales to these same customers for the period from March 26, 2010 to December 31, 2010, respectively, were 23% and 12%. The loss of these significant customers or deterioration in the Company’s relationship with these customers could have a material adverse effect on the Company’s results of operations and financial condition. Accounts receivable from these customers amounted to $16.0 million and $3.9 million, respectively, as at December 31, 2011.

For the year ended December 31, 2011 the Company recognized $52.1 million of sales to customers in North America, $13.7 million of sales to customers in South America, $60.3 million of sales to customers in Asia Pacific, $18.8 million of sales to customers in Africa and the Middle East, $7.6 million of sales to customers in the Commonwealth of Independent States, or former Soviet Union (CIS) and Europe. The majority of the Company’s sales are denominated in U.S. dollars. For a number of years, African, Middle Eastern and CIS countries have experienced economic problems and uncertainties. Political and economic instability have also plagued many countries in Africa and the Middle East. To the extent that world events or economic conditions negatively affect the Company’s future sales to customers in these and other regions of the world or the collectability of the Company’s existing receivables, the Company’s future results of operations, liquidity, and financial condition would be adversely affected.

Long Term Incentive Plan

Certain of the Company’s incentive compensation plans base the determination of compensation to be paid in the future on the share price of certain publicly traded peer companies at the time of payment. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of current value of amounts that will be paid in the future.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued revised guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If the entity determines, based on qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirements to test goodwill annually for impairment. In addition, the guidance does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The guidance is effective for annual and interim goodwill impairment tests performed for annual periods beginning after December 15, 2011. Early adoption of the guidance is permitted. The Company does not anticipate the adoption of this revised guidance will have a material impact on its financial position, results of operations or cash flow.

In June 2011, the FASB issued revised guidance on the presentation of other comprehensive income that will be effective for the Company beginning in 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued additional guidance that defers the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The implementation of this guidance in 2012 will change the presentation of the Company’s financial statements, but will not have any impact on the Company’s financial position, results of operations or cash flows.

(2) INOVA Formation

As discussed at Note 1 “— Summary of Significant Accounting Policies – Overview of Formation of INOVA”, on March 25, 2010, BGP purchased a 51% equity interest in the ION Assets for cash consideration of $108.5 million and BGP transferred to ION a 49% equity interest in a Chinese entity containing the BGP Assets. This Chinese entity was then jointly contributed to INOVA by BGP and ION. As part of these transactions, INOVA assumed certain liabilities related to the businesses contributed by ION. Among these liabilities was $18.4 million relating to the secured equipment financing also contributed to INOVA by ION as well as a $2.4 million in capital lease obligation (refer to Note 10 “— Long-Term Debt” for further discussion).

The acquisition of the majority interest in INOVA by BGP has been accounted for using the purchase method following the guidance of ASC 805 “Business Combinations” (“ASC 805”). The purchase price was allocated to the fair value of assets purchased and liabilities assumed. The allocation of the purchase price for the acquisition is as follows (in thousands):

Fair values of assets and liabilities:
Net current assets	$126,236
Property, plant, equipment and seismic rental equipment	64,292
Net other long-term assets	238
Intangible assets (trademarks and patents)	37,100
Goodwill	25,348
Secured equipment financing and capital lease liability	(22,291)

Total allocated purchase price	230,923
Less cash of acquired business	(4,552)

Owners’ investment contributed, net of cash acquired	$226,371

Following the guidance of ASC 805, BGP is considered the acquiring entity. As such, the BGP Assets were recorded on the date of INOVA’s formation on March 25, 2010 using BGP’s historical carrying values for those assets which were comprised of approximately $6.8 million relating to cash and other current assets and approximately $4.6 million relating to property and equipment. These assets and their respective carrying amounts are excluded from the above purchase price allocation.

Goodwill recognized on acquisition of the ION Assets relates to operational synergies and other intangible benefits resulting from combining the assets, technologies and operations contributed by ION with the assets and experience contributed by BGP the effect of which do not meet the criteria for separate accounting under ASC 805. No amount of this goodwill is expected to be deductible for tax purposes.

The fair value of net current assets recognized on formation of INOVA includes inventory step-downs of approximately $20.0 million resulting primarily from the write-off of inventory deemed to be excessive based on the five-year revenue forecasts used in determining the fair value of the ION assets.

The fair value of property, plant, equipment and seismic rental equipment recognized on formation of INOVA includes fair value step-ups of $10.1 million resulting from $6.0 million increases to the carrying value of seismic rental equipment to reflect market values attributed to sales of comparable used land seismic equipment and $4.1 million relating to other property, plant and equipment to reflect the cost to replace equipment of similar composition and utility.

The fair value of the secured equipment financing recognized on formation of INOVA includes a fair value step-up of $1.5 million resulting from the use of an estimated market interest rate of 11% compared to the 15% under the ICON loan agreement. Refer to Note 10 “— Long-Term Debt” for further discussion.

(3) Accounts and Notes Receivable

A summary of accounts receivable as at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Accounts receivable, principally trade	$20,964	$16,769
Less allowance for doubtful accounts	(1,842)	(592)

Accounts receivable, net	$19,122	$16,177

The activity in the allowance for doubtful accounts is as follows (in thousands):

Balance at March 25, 2010	$—
Additions charged to bad debt expense	(629)
Write-offs charged against the allowance	37

Balance at December 31, 2010	(592)

Additions charged to bad debt expense	(1,273)
Write-offs charged against the allowance	23

Balance at December 31, 2011	$(1,842)

As at December 31, 2011 and 2010, the allowance for doubtful notes receivable is $NIL.

(4) Inventories

A summary of inventories as at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Raw materials and subassemblies	$22,125	$48,402
Work-in-process	6,742	4,422
Finished goods	64,165	41,825
Reserve for excess and obsolete inventories	(28,745)	(20,162)

Total	$64,287	$74,487

The Company provides for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and its estimated market value based upon assumptions about future demand for the Company’s products and market conditions. Cost of sales for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 include inventory obsolescence and excess inventory charges of approximately $13.3 million and $20.2 million, respectively, relating primarily to technological developments occurring subsequent to the formation of INOVA which resulted in the revaluation of certain finished goods and the write-off of certain excess raw materials and subassemblies.

(5) Seismic Rental Equipment

A summary of seismic rental equipment as at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Seismic rental equipment	$44,996	$58,781
Less accumulated depreciation	(13,418)	(16,635)

Seismic rental equipment, net	$31,578	$42,146

Total depreciation expense relating to seismic rental equipment for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 was $15.4 million and $14.5 million, respectively.

(6) Property, Plant and Equipment

A summary of property, plant and equipment as at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Land	$—	$25
Buildings and leasehold improvements	4,445	1,110
Machinery and equipment	14,136	17,134
Furniture and fixtures	656	379
Other	1,057	1,378

Total	20,294	20,026
Less accumulated depreciation	(4,772)	(1,006)

Property, plant and equipment, net	$15,522	$19,020

Total depreciation expense relating to property, plant and equipment for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 was $5.3 million and $3.9 million, respectively.

(7) Goodwill

On September 30, 2011 and 2010, the Company completed its annual test of the carrying value of goodwill in the Canada and U.S.A. reporting units and noted no impairments. The annual impairment test for 2011 indicated that the fair value of these two reporting units exceeded their carrying values. However, if the estimates or related projections associated with the reporting units significantly change in the future, the Company may be required to record impairment charges. Interim impairment tests at December 31, 2011 and 2010 were not required.

The following is a summary of the changes in the carrying amount of goodwill for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 (in thousands):

	Canada	U.S.A.	Total
Balance at March 25, 2010	$—	$—	$—
Goodwill acquired during the year	1,863	23,239	25,102
Impact of foreign currency translation adjustments	46	—	46

Balance at December 31, 2010	1,909	23,239	25,148
Impact of foreign currency translation adjustments	187	—	187

Balance at December 31, 2011	$2,096	$23,239	$25,335

(8) Intangible Assets

A summary of intangible assets, net, as at December 31, 2011 and 2010 is as follows (in thousands):

	December 31, 2011
	Weighted Average
	Amortization Period	Gross Amount	Accumulated Amortization	Net
Trademarks	13	$15,705	$(2,059)	$13,646
Patents	13	21,407	(3,110)	18,297

Total	13	$37,112	$(5,169)	$31,943

	December 31, 2010
	Weighted Average
	Amortization Period	Gross Amount	Accumulated Amortization	Net
Trademarks	13	$15,802	$(890)	$14,912
Patents	12	21,530	(1,342)	20,188

Total	13	$37,332	$(2,232)	$35,100

Total amortization expense for intangible assets was $3.0 million and $2.2 million for the year ended December 31, 2011 and for the period from March 26, 2010 to December 31, 2010, respectively. A summary of the estimated amortization expense for the next five years is as follows (in thousands):

Years Ended December 31,
2012	$2,956
2013	$2,956
2014	$2,956
2015	$2,881
2016	$2,856

(9) Accrued Expenses

A summary of accrued expenses as at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Compensation, including compensation-related taxes and commissions	$2,950	$3,480
Accrued taxes (primarily income taxes)	8,178	6,118
Product warranty	2,608	2,497
Other	742	1,326

Total accrued expenses	$14,478	$13,421

The Company generally warrants that all manufactured equipment will be free from defects in workmanship, materials, and parts. Warranty periods generally range from six months to two years from the date of original purchase, depending on the product. The Company provides for estimated warranty as a charge to cost of sales at time of sale, which is when estimated future expenditures associated with such contingencies become probable and reasonably estimable. However, new information may become available, or circumstances (such as applicable laws and regulations) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change). A summary of warranty activity for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 is as follows (in thousands):

Balance at March 25, 2010	$—
Warranty obligations acquired during the period	2,573
Accruals for warranties issued during the period	1,420
Expiries of warranties during the period	(1,304)
Settlements made (in cash or in kind) during the period	(192)

Balance at December 31, 2010	2,497
Accruals (expirations) for warranties issued/expired during the period	1,917
Expiries of warranties during the period	(1,072)
Settlements made (in cash or in kind) during the period	(734)

Balance at December 31, 2011	$2,608

(10) Long-term Debt

A summary of long-term debt as at December 31, 2011 and 2010 is as follows (in thousands)

	2011	2010
$40.0 million related party revolving credit facility	$13,000	$10,000
Secured equipment financing	12,486	16,047
Unamortized non-cash debt premium	657	1,136

Total	26,143	27,183
Current portion of long-term debt	(4,485)	(4,019)

Non-current portion of long-term debt	$21,658	$23,164

RMB Revolving Credit Facility

On June 27, 2011, INOVA entered into a credit agreement (the “RMB Credit Facility”) with China Petroleum Finance Co., Ltd. the terms of which are set forth in a loan contract dated as of June 27, 2011 (the “Loan Contract”), between INOVA Geophysical Equipment Limited and China Petroleum Finance Co., Ltd, a wholly owned subsidiary of BGP’s parent company, China National Petroleum Corporation (“CNPC”).

Under the RMB Credit Facility, up to RMB ¥50.0 million is available for revolving line of credit borrowings to fund the working capital needs of INOVA and its Chinese subsidiaries within China only for a duration of thirty-six months commencing June 27, 2011 and expiring June 27, 2014. Interest on the RMB Credit Facility is calculated based on the People’s Republic of China Central Bank Rate and is payable on the 21st day of the last month in each quarter. As at December 31, 2011, there was no amount owing under the RMB Credit Facility. Total interest expense recognized during the year ended December 31, 2011 RMB Credit Facility amounted to $0.07 million all of which was paid prior to December 31, 2011.

The Loan Contract contains customary events of default provisions which result in penalties ranging from 1/10,000ths to 5/10,000ths per day on the then outstanding loan balance in the event of failure to make interest or principal payments or use of the RMB Credit Facility for purposes other than funding working capital requirements.

USD Revolving Credit Facility

On August 6, 2010, INOVA’s Luxembourg subsidiary, INOVA Exploration Holdings S.à r.l. (“INOVA Sàrl”) entered into the credit facility (the “USD Credit Facility”) with CNPC Finance (HK) Limited (“CNPC Finance”). The terms of the USD Credit Facility are set forth in a credit agreement dated as of August 6, 2010 (the “Credit Agreement”), between INOVA Sàrl and CNPC Finance. The obligations of INOVA under the USD Credit Facility are guaranteed by BGP. CNPC Finance is a wholly owned subsidiary of BGP’s parent company, China National Petroleum Corporation (“CNPC”). In return for this guarantee, the Company is obligated to pay BGP fees at a rate of 1.4% per annum of the outstanding Credit Facility payable semi-annually on June 21st and December 21st of each year.

Under the USD Credit Facility, up to $40.0 million is available for revolving line of credit borrowings to fund the working capital needs of INOVA and its subsidiaries for a duration of thirty-six months from the first draw down date. The first draw down under the USD Credit Facility occurred on August 9, 2010, and as such, the USD Credit Facility matures on August 9, 2013. Interest on the USD Credit Facility is calculated based on the London Interbank Offered Rate (“LIBOR”) plus 160 basis points and is payable semi-annually on June 21st and December 21st of each year. As at December 31, 2011, INOVA had $13.0 million indebtedness outstanding under the revolving line of credit. The effective interest rate, including fees paid to BGP as discussed above, was 3.4% and 3.6% as at December 31, 2011 and 2010, respectively. Total interest expense including fees paid to BGP recognized during the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 relating to the USD Credit Facility amounted to $0.4 million and $0.2 million, respectively, all of which was paid prior to December 31, 2011 and 2010, respectively. The impact of a 1% change in LIBOR would have resulted in a change in interest expense of approximately $0.1 million and $0.05 million for the year ended December 31, 2011 and for the period from March 26, 2010 to December 31, 2010, respectively.

The Credit Agreement contains customary events of default provisions which result in penalties of 30% to 50% additional interest calculated based on LIBOR plus 160 basis points in the event of failure to make interest or principal payments or use of the USD Credit Facility for purposes other than funding working capital requirements.

Secured Equipment Financing

In conjunction with the acquisition of the ION Assets on March 25, 2010, the Company assumed from ION the outstanding principal balance ($18.4 million) of a secured equipment financing. The terms of this secured equipment financing are outlined in two master loan agreements (collectively, the “ICON Loan Agreements”) dated as of June 29, 2009 originally entered into with ICON ION LLC (“ICON”), ION and two wholly owned subsidiaries of INOVA: (i) INOVA Rental Corporation (formerly, “ARAM Rentals Corporation”), a Nova Scotia unlimited company (“IRC”), and (ii) INOVA Seismic Rentals, Inc. (formerly, “ARAM Seismic Rentals, Inc.”), a Texas corporation (“ISRI”). All indebtedness under the ICON Loan Agreements is scheduled to mature on July 31, 2014.

The indebtedness under the ICON Loan Agreements is secured by first-priority liens in (a) certain seismic rental equipment owned by IRC or ISRI located in the United States and Canada (subject to certain exceptions), and certain additional and replacement seismic equipment owned by such subsidiaries from time to time, (b) written leases or other agreements evidencing payment obligations relating to the leasing by IRC or ISRI of this equipment to their respective customers, including their related receivables, (c) the cash or cash equivalents held by such subsidiaries and (d) any proceeds thereof.

Under both ICON Loan Agreements, interest on the outstanding principal amount accrues at a fixed interest rate of 15% per annum calculated monthly, and is payable monthly on the first day of each month. Principal and interest are payable, commencing on September 1, 2009, in 60 monthly installments of $0.3 million until the maturity date, when all remaining outstanding principal and interest will be due and payable. Pursuant to the ICON Loan Agreements, ICON will receive an administrative fee equal to 0.5% of the aggregate principal amount of advances under the ICON Loan Agreements, payable at the end of each of the first four years during their terms.

Beginning on August 1, 2012, and continuing until January 31, 2014, the outstanding principal balances of the loans may be prepaid in full by giving ICON 30 days’ prior written notice and paying a prepayment fee equal to 3.0% of the then-outstanding principal amount of the loans. Commencing on February 1, 2014, the loans may be prepaid in full by giving ICON 30 days’ prior written notice and without any prepayment penalty or fee.

The repayment obligations of each of IRC and ISRI under the ICON Loan Agreements were guaranteed by ION under a Guarantee dated as of June 29, 2009 (the “Guarantee”). ION remains liable on its Guarantee, however, certain INOVA subsidiaries have entered into back-up guarantees in favor of ION from the Company with respect to any defaults on this transferred indebtedness for which ION is called upon to remedy.

In conjunction with the formation of INOVA, the Company recorded a $1.5 million premium on the ICON indebtedness. This premium reflects a fair value adjustment resulting from an estimated interest rate of 11% for a debt instrument having the same or similar characteristics as the ICON indebtedness as of March 25, 2010.

Capital Lease Obligations

In connection with the acquisition of the ION Assets on March 25, 2010, the Company assumed from ION the outstanding principal balance ($2.4 million) of certain capital lease obligations. All indebtedness under these obligations was repaid in full prior to December 31, 2010.

(11) Guarantee of ION Credit Facility

In conjunction with the formation of INOVA, BGP and ION had originally contemplated that INOVA would be an additional guarantor or provider of credit support under ION’s Credit Agreement (the “ION Credit Agreement”), dated March 25, 2010, with China Merchant Bank, New York (“CMB”). However, due to the time required to obtain necessary Chinese governmental approvals for such credit support from INOVA, ION’s Credit Agreement instead provided that BGP enter into an agreement to guarantee the indebtedness under ION’s Credit Facility, which INOVA’s guarantee would replace when the applicable governmental approvals were obtained. In June 2010, the applicable governmental approvals were obtained and BGP was then released from its guarantee obligations, and these obligations were assumed by INOVA as originally contemplated under ION’s Credit Agreement. In addition, ION’s credit support agreement with BGP was terminated. INOVA’s guarantee of ION’s credit facility is in the form of a $215 million standby letter of credit with CMB. A liability of $1.0 million is reflected on the balance sheet as at December 31, 2010 in respect of this guarantee.

The ION Credit Agreement provides ION with a revolving line of credit of up to $100 million in borrowings (including borrowings for letters of credit) and a term loan of $106.3 million. As of December 31, 2011, ION had no indebtedness outstanding under the revolving line of credit and $99.3 million indebtedness under the term loan.

ION’s credit indebtedness and term loan indebtedness under the ION Credit Agreement are each scheduled to mature on March 24, 2015. The principal amount under the term loan is subject to scheduled quarterly amortization payments of $1.0 million per quarter until the maturity date, with the remaining unpaid principal amount of the term loan due upon the maturity date. The indebtedness under the ION Credit Facility may mature sooner on a date that is 18 months after the earlier of (i) any dissolution of INOVA, or (ii) the administrative agent determining in good faith that INOVA is unable to perform its obligations under its guarantee.

The ION Credit Agreement requires compliance with certain financial covenants, including requirements commencing on June 30, 2011 and for each fiscal quarter thereafter for ION and its U.S. subsidiaries to:

•	Maintain a minimum fixed charge coverage ratio in an amount equal to at least 1.125 to 1;

•	Not exceed a maximum leverage ratio of 3.25 to 1; and

•	Maintain a minimum tangible net worth of at least 60% of ION’s tangible net worth as of March 31, 2010, as defined.

ION’s fixed charge coverage ratio is defined as the ratio of (i) ION’s consolidated EBITDA less cash income tax expense and non-financed capital expenditures, to (ii) the sum of scheduled payments of lease payments and payments of principal indebtedness, interest expense actually paid and cash dividends, in each case for the four consecutive fiscal quarters most recently ended. ION’s leverage ratio is defined as the ratio of total funded consolidated debt, capital lease obligations and issued letters of credit (net of cash collateral) to consolidated EBITDA of ION for the four consecutive fiscal quarters most recently ended. These financial covenants became effective on June 30, 2011.

The ION Credit Agreement contains customary event of default provisions (including a “change of control” event affecting ION), the occurrence of which could lead to an acceleration of ION’s obligations under the ION Credit Agreement. The ION Credit Agreement also provides that certain acts of bankruptcy, insolvency or liquidation of INOVA would constitute additional events of default under the ION Credit Facility.

(12) Income Taxes

The sources of loss before income taxes for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 are as follows (in thousands):

	2011	2010
Domestic (China)	$(7,416)	$(4,883)
Foreign	(28,556)	(44,755)

Total	$(35,972)	$(49,638)

Income tax expense for the year ended December 31, 2011 is comprised of $1.6 million taxes payable in Canada plus $0.1 million of net income tax charges in various other jurisdictions. Income tax for the period from March 26, 2010 to December 31, 2010 of $1.5 million is comprised of $1.6 million taxes payable in Canada less $0.1 million of net income tax recoveries from various jurisdictions. A reconciliation of the expected income tax expense on loss before income taxes using the statutory China income tax rate of 25% to income tax expense for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 is as follows (in thousands):

	2011	2010
Expected income tax benefit at 25%	$(8,993)	$(12,410)
Foreign taxes (tax rate differential and foreign tax differences)	(4,689)	(6,127)
Nondeductible expenses and other	81	(225)
Deferred tax asset valuation allowance:
Deferred tax asset valuation allowance on operations	15,264	20,231

Total income tax expense	$1,663	$1,469

The tax effects of the cumulative temporary differences are as follows (in thousands):

Current deferred:
Deferred income tax assets:
Accrued expenses	$531	$929
Allowance accounts	211	278
Inventory	905	7,445

Total current deferred income tax asset	1,647	8,652
Valuation allowance	(1,647)	(8,652)

Net current deferred income tax asset	$—	$—

Non-current deferred:
Deferred income tax assets:
Net operating loss carry-forward	$55,351	$36,117
Basis in research and development	22,410	23,167
Tax credit carry-forwards and other	1,105	794

Total non-current deferred income tax asset	78,866	60,078
Valuation allowance	(74,292)	(52,064)

Net non-current deferred income tax asset	4,574	8,014

Deferred income tax liabilities:
Basis in identified intangibles	(2,285)	(2,515)
Basis in property, plant, equipment and seismic rental equipment	(2,289)	(5,499)

Net non-current deferred income tax asset	$—	$—

The Company has established a valuation allowance for all of its net deferred tax assets. The valuation allowance was calculated in accordance with the provisions of ASC 740-10, “Accounting for Income Taxes,” which requires that a valuation allowance be established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. The Company will continue to reserve for net deferred tax assets of $74 million until there is sufficient evidence to warrant reversal. At December 31, 2011, the Company had net operating loss carry-forwards of approximately $188 million, the majority of which expire beyond 2028.

As of December 31, 2011, the Company has no significant unrecognized tax benefits and does not expect to recognize any significant increases in unrecognized tax benefits during the next twelve month period. Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense.

The Company’s tax returns in various jurisdictions for 2008 and subsequent years remain subject to examination by tax authorities.

Income taxes have not been provided on the cumulative undistributed earnings of the Company’s foreign subsidiaries in the amount of approximately $0.8 million as it is the Company’s intention to reinvest such earnings indefinitely. These foreign earnings could become subject to additional tax if remitted, or deemed remitted as a dividend; however, it is not practicable to estimate the additional amount of taxes payable.

(13) Operating Leases

The Company leases certain offices and warehouse space under non-cancelable operating leases. Rental expense was $2.7 million and $2.0 million for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010, respectively. A summary of future rental commitments over the next five years under non-cancelable operating leases is as follows (in thousands):

Years Ended December 31,
2012	$3,279
2013	2,743
2014	2,509
2015	2,481
2016	2,408

Total	$13,420

(14) Long Term Incentive Plan

During the year ended December 31, 2011 the Company’s board of directors approved a Long Term Incentive Plan (the “Plan”) under which up to 20,000,000 unit appreciation rights (“UARs”) may be granted to certain executives, officers, employees and non-employee directors of the Company. The term, vesting and base price of each UAR is determined by the Company’s compensation committee (the “Committee”) at the time of each grant, however, the term of any grant may not exceed ten years. Conditions on exercisability of a grant are also at the discretion of the Committee at the time of grant, however, all UARs are cash settled when exercised. Cash settlements on exercised UARs is calculated as the difference between the exercise date value and the grant price of the UAR multiplied by the number of UARs being exercised. The Company records compensation expense and the corresponding liability each period based on the current fair value of each UARs over the vesting period.

The Company granted 645,000 UARs to senior management of the Company during the year ended December 31, 2011, 25% of which vest on each of the first, second, third and fourth anniversary dates following the date of grant. The value of all outstanding UARs as at December 31, 2011 is $NIL, as such, no amount of compensation expense has been recorded in 2011 relating to UARs.

(15) Benefit Plans

The Company has a 401(k) retirement savings plan, which covers certain employees of its US businesses. Employees may voluntarily contribute up to 60% of their compensation, as defined, to the plan. Effective March 26, 2010, the Company adopted a company matching contribution to the 401(k) plan. The Company matched the employee contribution at a rate of 50% of the first 6% of compensation contributed to the plan. Company contributions to the plan were $0.3 million and $0.2 million during the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010, respectively.

(16) Legal Matters

The Company has been named in certain lawsuits or threatened actions that are incidental to its ordinary business. Litigation is inherently unpredictable. Any claims against the Company, whether meritorious or not, could be time-consuming, cause the Company to incur costs and expenses, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits and actions cannot be predicted with certainty. The Company currently believes that the ultimate resolution of these matters will not have a material adverse impact on the financial condition, results of operations or liquidity of the Company.

(17) National Program Research and Development Funding

On December 3, 2011 INOVA entered into a research and development agreement with BGP (the “R&D Agreement”) which enabled INOVA to access funding available under a program (the “National Program”) extended by the Ministry of Science and Technology of the People’s Republic of China. Under the National Program certain research and development milestones and expenditure requirements must be achieved each year over a five year period.

INOVA received the $5.5 million funding for 2011 on December 12, 2011 under the National Program. This amount has been recorded as a reduction of research and development expense in 2011. There are no unfulfilled conditions or other contingencies relating to the funding received in 2011, however, additional expenditures must be incurred and further milestones met in each of the years from 2012 through 2015 in order to receive funding in those years.

(18) Certain Relationships and Related Party Transactions

On August 9, 2011 ION issued a $1.5 million guarantee in favor of a landlord relating to certain INOVA leased office and warehouse premises. This guaranty decreases by $0.5 million at the end of each year in each of the three years of the guarantee. No amount has been recorded in these financial statements with respect to this guarantee.

On March 25, 2010 the Company has entered into support and transition agreements with ION to receive certain administrative services including tax, legal, information technology, treasury, human resources, bookkeeping, facilities and marketing services. The terms of these arrangements are such that the Company to paid approximately $0.3 million and $0.3 million, respectively per month for services for the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010. The Company is also required to reimburse certain third-party and lease costs incurred by ION directly related to the administrative support of the Company. The terms of these agreements are for two years and will automatically renew for one-year periods, unless either party provides notice of its intent to terminate the agreement. During the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 the Company recorded $3.5 million and $2.5 million relating to these administrative services provided by ION, respectively. During the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 the Company recorded approximately $2.0 million and $3.0 million for third party cost reimbursements to ION, respectively. At December 31, 2011 and 2010, the Company owed approximately $0.7 million and $1.1 million, respectively, to ION under these support and transition agreements and has reflected this liability in accounts payable to related parties on the consolidated balance sheet. The Company has provided ION notice of its intent to terminate these support and transition agreements by June 30, 2012.

During the period from March 26, 2010 to December 31, 2010 the Company received certain administrative services including information technology, accounting and administration services from BGP. These services were provided at no cost to INOVA. The Company has estimated the value of these services to be $0.5 million for the period from March 26, 2010 to December 31, 2010 and has reflected this charge as an increase in BGP contributed owners’ equity in that period. These services were discontinued prior to January 1, 2011.

In April 2010, BGP advanced $5.0 million to the Company for its short-term capital purposes under a short-term promissory note. The note was scheduled to mature on July 31, 2010 and accrued interest at an annual rate equal to LIBOR plus 350 basis points. The Company repaid the outstanding balance on this note of $5.0 million in July 2010.

In April 2010, ION advanced $5.0 million to the Company for its short-term capital purposes under a short-term promissory note. The note was scheduled to mature on August 31, 2010 and accrued interest at an annual rate equal to LIBOR plus 350 basis points. The Company repaid the outstanding balance on this note of $5.0 million in July 2010.

In May 2010, the Company entered into a second promissory note arrangement with ION providing for potential borrowings up to $4.5 million, under which the Company borrowed $1.5 million. This note matured on July 30, 2010 and accrued interest at an annual rate equal to LIBOR plus 350 basis points. The Company repaid the outstanding balance on this note of $1.5 million in July 2010. The purpose of these advances was to provide the Company with short-term capital prior to obtaining a line of credit, which the Company obtained in August 2010.

In conjunction with the formation of INOVA, ION contributed to INOVA cash of $1.5 million which is to be used to purchase the shares of a Russian legal entity containing certain land seismic assets with ascribed value $1.5 million as at March 25, 2010 under the Share Purchase Agreement. INOVA is obligated to purchase the shares of this Russian entity from ION for cash consideration of $1.5 million upon completion of certain corporate restructuring steps. A liability in this amount is included in accounts payable to related parties on the consolidated balance sheets as at December 31, 2011 and 2010.

During the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010, INOVA purchased certain materials and services from BGP and reimbursed BGP for certain costs incurred on behalf of INOVA. These purchases, services and cost reimbursements amounted to $0.9 million and $1.8 million, respectively, and have been recorded at their respective exchange amounts. Accounts payable to related parties as at December 31, 2011 and 2010 includes $0.8 million and $1.6 million owing to BGP for these purchases and reimbursements, respectively.

During the year ended December 31, 2011 and the period from March 26, 2010 to December 31, 2010 INOVA purchased certain land seismic equipment from ION for resale to INOVA’s customers. These purchases amounted to approximately $0.7 million and $1.6 million for these periods, respectively, and have been recorded at the exchange amount. Accounts payable to related parties includes $1.1 million and $0.4 million owing to ION for these purchases as at December 31, 2011 and 2010, respectively.

During the year ended December 31, 2011 the Company recorded revenues from wholly owned subsidiaries of BGP and ION of $57.6 million and $0.4 million, respectively. During the period from March 26, 2010 to December 31, 2010, the Company recorded revenues from wholly owned subsidiaries of BGP and ION of $21.5 million and $1.4 million, respectively. Accounts receivable from related parties as at December 31, 2011 and 2010 of $16.4 million and $16.5 million, respectively, represents the amounts owing from BGP and ION for these revenues. Deferred revenue as at December 31, 2011 also includes $12.2 million received from wholly owned subsidiaries of BGP with respect to sales to be delivered after December 31, 2011.

In conjunction with the formation of INOVA, the company is obligated to pay construction costs for certain office and manufacturing facilities in China not to exceed $5.8 million. None of these costs have been accrued or paid by the Company as at December 31, 2011

(19) Subsequent Events

In connection with the preparation of the financial statements and in accordance with ASC 855-10, Subsequent Events, the Company evaluated subsequent events after the balance sheet date of December 31, 2011, through the date the financial statements were available to be issued on March 21, 2012. No material subsequent events have occurred since December 31, 2011.